July 8, 2024

Gary Simanson
Chief Executive Officer
Coincheck Group B.V.
Hoogoorddreef 15, 1101 BA
Amsterdam, Netherlands

       Re: Coincheck Group B.V.
           Registration Statement on Form F-4
           Filed May 7, 2024
           File No. 333-279165
Dear Gary Simanson:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2023 letter.

Registration Statement on Form F-4 filed May 7, 2024
General

1. Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comment.
2. You state that Goldman Sachs & Co. LLC notified Thunder Bridge that it terminated its engagement as financial advisor in the transaction. Please provide us with any correspondence between Goldman Sachs and Thunder Bridge relating to
Goldman
       Sachs   s resignation. Additionally, tell us whether Goldman Sachs was involved in the
       preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by
Coincheck   s
       management and reviewed by the board of directors of Thunder Bridge or the projected financial information of Coincheck. If Goldman Sachs was involved in preparing this disclosure, include a risk factor describing their role in connection with the preparation of
 July 8, 2024
Page 2

       the registration statement and the valuation of Coincheck and that they disclaim any liability in connection with that disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for that information. Please also caution investors that they should not place any reliance on the fact that Goldman Sachs has been previously involved with the transaction.
3.     Please provide us with the engagement letter between Thunder Bridge and
Goldman
       Sachs. Please disclose any ongoing obligations of Thunder Bridge under the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on Thunder Bridge.
4. Please disclose whether Goldman Sachs assisted in the preparation or review of any materials reviewed by the Thunder Bridge board of directors or management as part of their services to Thunder Bridge and whether Goldman Sachs has withdrawn its association with those materials and notified Thunder Bridge of such disassociation. For context, include that there are similar circumstances in which a financial institution is
       named and that the firm   s resignation indicates it is not willing to
have the liability
       associated with such work in this transaction.
5. Please discuss any potential impact on the transaction related to the resignation of
       Goldman Sachs. If Goldman Sachs would have played a role in the closing, identify the party who will be filling that role. Also disclose any fees paid or due to Goldman Sachs in connection with its role as a financial advisor to Thunder Bridge and whether Goldman
       Sachs performed substantially all the work to earn its fees. If any of these fees will be
       forfeited by the firm   s resignation, please disclose this information.
Frequently Used Terms, page 3

6. We note your response to prior comment 31 and the added disclosure on page 4 related to
       Customers (or users). Your disclosure seems to imply that for the purposes of your audited consolidated financial statements and unaudited interim consolidated financial statements, the term "customer" may include all parties that utilize the services provided on crypto asset platforms regardless of whether they meet the definition of a customer under IFRS 15. Please revise your disclosures to clarify that for
purposes of Coincheck   s
       audited consolidated financial statements and unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus, customers or users refer to parties that meet the definition of a customer under IFRS 15. July 8, 2024
Page 3
Summary of the Proxy Statement/Prospectus
The Proposals to be Submitted at the Stockholders Meeting
Proposal No. 1 The Business Combination Proposal
Business Combination Agreement, page 12

7. Please enhance your disclosures to clarify how the 125 million of PubCo Ordinary Shares reconciles to related disclosures on pages 21 and 31.
Comparative Per Share Information, page 21

8. Please enhance to disclose the respective parties' underlying holdings for combined pro forma common stock issued and outstanding, including how such amounts reconcile to related disclosures on page 31. Also clarify why Thunder Bridge's historical shares issued and outstanding of 6,561,250 excludes 3,517,087 of redeemable stock which footnote 1 discloses are included.
Unaudited Pro Forma Condensed Combined Financial Information, page 133

9. Please revise your description of the business combination to include a discussion of each discrete transaction you will undertake to effect the reorganization and Business
       Combination. In your revised disclosure, consider adding a table to reflect the number of shares exchanged for each step of the business combination. In addition, please clarify for us how each discrete transaction has been reflected in your pro forma financial statements.
10.    We note the maximum redemption scenario presented in your pro forma financial
       statements results in a negative cash balance. We further note your disclosure in footnote
       K to your pro forma financial statements that the Business Combination Agreement includes a minimum cash condition. Please be advised the purpose of pro forma financial statements is to provide investors with sufficient information about the impact of probable transactions to allow them to make informed decisions. In this regard, it is not clear how you determined it is appropriate to present negative cash balances in the pro forma financial statements since it does not reflect outcomes that can occur. Please revise the pro forma financial statements to comply with Article 11 of Regulation S-X or explain to us how and why you believe the current presentation is meaningful or appropriate.
Proposals to be Considered by Thunder Bridge's Stockholders
Proposal No. 1     The Business Combination Proposal
Dilution, page 160

11. Please tell us and enhance your disclosures to clarify how you calculated the Sponsor's investment per Founder Share of $0.004.
 July 8, 2024
Page 4
Information About Coincheck
Partnership with Circle, page 214

12. Please discuss the material aspects of your partnership with Circle, including a summary of the terms of any agreements you have entered into with Circle and the status of any application for Electronic Payment Instrument Services license. Please add a risk factor describing the risks of offering USDC on your exchange.
Coincheck Managment's Discussion and Analysis of Financial Condition and Results of
Operations
Recent Developments and Outlook, page 228

13. We note your disclosures on page 230 of Exchange and Marketplace trading volumes by month. Please address the following with respect to your disclosure:
           Enhance your disclosures to explain why Exchange trading volumes are meaningful and/or relevant and how they correlate to the level of commission revenue recognized; and
           Tell us how you considered disaggregating Exchange trading volume between matched sellers and purchasers and transactions in which you are a party to the transaction (e.g. purchases and sales with cover counterparties).
14. We note your disclosure of operating data (Exchange trading volume, Marketplace trading volume etc.) for the calendar years ended 2022 and 2023. Given your financial results are presented on a March 31 fiscal year end, please tell us how you determined your table provides sufficient information for investors to understand trends in your operating results. In that regard, we note the data presented in your table only provides information for the final three months of the fiscal year ended March 31, 2022.
Key Business Metrics and Trends
IEO-related Revenue, page 235

15. We note your response to prior comment 7 and the related revisions to your disclosure.
       Please tell us, and consider disclosing, the amount of IEO revenue you recorded for the most recent interim or annual period presented in your financial statements for fiscal year
       2024.
Components of Results of Operations
Transaction revenue, page 240

16. It appears that your transaction revenue is comprised of revenue from multiple sources
       (e.g. revenue derived from the Marketplace platform, revenue from cover counterparty transactions on the Exchange platform, certain revenue generated from IEO transactions etc.). Please tell us what consideration you have given to providing a table in your
       MD&A disaggregating transaction revenue by source.
Recent Quarterly Resuts, page 242

17. We note your response to prior comment 11 and the related revisions to your disclosure.
       Given the presence of recent quarterly results disclosure related to Coincheck in this section, please tell us the relevance of disclosure related to Monex Group to Coincheck investors.
 July 8, 2024
Page 5

Coincheck, Inc. Financial Statements
Notes to the Consolidated Financial Statements
Note 1. Reporting Entity, page F-51

18. Please clarify for us how you accounted for the divestiture of Coincheck Technologies,
       Inc. to Monex Group, Inc. in January 2023. In your response, please provide us with summarized financial information of Coincheck Technologies, Inc.
(including
       summarized information about the prior subsidiary's financial position and profit or loss)
       for each period presented in your interim and audited financial statements. Cite any relevant accounting literature in your response.
(b) Commission received, page F-70

19. In your revenue recognition policy for commission received, you include the statement
       "sales of crypto assets by the Group to the customer on the Group's marketplace platform result in the Group recognizing transaction revenue in accordance with the revenue recognition policy described at (a) Transaction revenue." Please expand your disclosure to explain why this statement is a necessary part of your commission received accounting policy. For example, to the extent a significant portion of commissions are paid in crypto assets, please revise your disclosure to state that fact.
Note. 4 Significant accounting policies
(13) Revenue and expenses
(a) Transaction revenue, page F-70

20. Please enhance your disclosure to include a more detailed discussion of how you define customer for purposes of applying IFRS 15. In your revised disclosure, please consider including a discussion of the venue on which each class of customer transacts (e.g.
       marketplace or exchange platform).
21. Please expand your disclosure to clarify when you measure the fair value of noncash consideration received as transaction revenue.
Note 21. Crypto asset borrrowings, page F-91

22. We note your disclosure that interest expense related to crypto asset borrowings are included in "Cash flows from operating activities" in the statements of cash flows. Please tell us and enhance your disclosures to clarify how related interest expense is paid and settled with the borrower and if paid in cash. Please also provide us with a copy of the
       Coincheck lending terms and conditions and related consumption loan agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Miller at 202-551-3368 or Robert Telewicz at 202-551-3438 if
 July 8, 2024
Page 6

you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Mark Brod